Putnam Investments
100 Federal Street
Boston, MA 02110
August 21, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on Post-Effective Amendment No. 50 to the Registration Statement on Form
N-1A (File Nos. 002-98790 and 811-04345) (the “Registration Statement”) of Putnam
Tax-Free Income Trust (the “Registrant”), filed with the Securities and Exchange
Commission (the “Commission”) on June 18, 2020 (the “485(a) Amendment”), with respect to its series Putnam Strategic Intermediate Municipal Fund (formerly, Putnam
AMT-Free Municipal Fund) (the “Fund”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and to Lisa Henry and Elizabeth Madsen of Ropes & Gray LLP, counsel to the Fund, on behalf of the staff of the Commission (the “Commission Staff”) on August 4, 2020 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in a post-effective amendment to the Registration Statement filed with the Commission on or around August 28, 2020 (the “485(b) Amendment”). References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comment

1. Comment: Please respond to all comments via correspondence on EDGAR. Please finalize the Registration Statement filed with the 485(b) Amendment with all brackets removed and all material information provided. The Commission Staff notes that the Registrant is responsible for the adequacy and accuracy of the Registration Statement. If a comment relates to or involves language that is repeated or restated elsewhere in the Registration Statement, please make corresponding changes as appropriate. If a comment results in a change to the disclosure language, please include the revised disclosure in the letter.

Response: The Registrant confirms that it is responding to all comments via this correspondence on EDGAR. The Registrant further confirms that it will revise the Registration Statement filed with the 485(b) Amendment to remove all brackets and to provide all material information. The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the Registration Statement. The Registrant also confirms that, if a comment relates to or involves language that is repeated or restated elsewhere in the Registration Statement, it will make corresponding changes as appropriate. The Registrant further confirms that if a comment results in a change to the disclosure language, it will include the revised disclosure in this letter.

Prospectus

2. Comment: The first footnote to the “Annual fund operating expenses” table included in the “Fees and expenses” sub-section of the “Fund summary” section states that there will be a change in the distribution and service (12b-1) fee rate for class A shares effective July 1, 2020. Please supplementally explain why there will be a 12b-1 fee rate change for class A shares only and no 12b-1 fee rate change for any other share class.

Response: The Registrant notes that, earlier this year, the Board of Trustees of the Fund approved a change to the 12b-1 fee rate for class A shares, which converted the 12b-1 fee rate from a blended rate to a fixed rate of 25 basis points. This change took effect on July 1, 2020 and applies only to class A shares. The 12b-1 fee rates for other share classes were not affected by this change.

3. Comment: The Commission Staff notes that the third sentence of the paragraph under the “Investments” sub-section of the “Fund summary” section states that the Fund may invest “broadly in municipal bonds of any duration …” [Emphasis added]. Please add an explanation of the concept of duration to this disclosure.

Response: The Registrant has revised the disclosure under the “Investments” sub-section of the “Fund summary” section as follows (new language denoted by underlined text):

We invest mainly in bonds that pay interest that is exempt from federal income tax (but that may be subject to federal alternative minimum tax (AMT)). We normally maintain an average dollar-weighted maturity between three and ten years. The fund may invest broadly in municipal bonds of any duration (a measure of the sensitivity of a bond’s price to interest-rate changes), maturity and credit quality although the bonds we invest in are mainly investment-grade in quality. We may also invest in investments that are below-investment-grade (sometimes referred to as "junk bonds"), which may be considered speculative.

4. Comment: The Commission Staff notes that the fifth and sixth sentences of the paragraph under the “Investments” sub-section of the “Fund summary” section states that, under normal circumstances, Putnam Management invests at least 80% of the Fund’s net assets in tax-exempt investments and that investments paying interest subject to the federal alternative minimum tax for individuals are considered tax-exempt investments for purposes of this policy. Please confirm this policy is consistent with the changes to the Fund’s fundamental investment policies described in the Fund’s proxy statement dated May 26, 2020.

Response: The Registrant confirms that this policy is consistent with the changes described in the Fund’s proxy statement dated May 26, 2020.

5. Comment: The Commission Staff notes that the eighth sentence of the paragraph under the “Investments” sub-section of the “Fund summary” section states that the Fund may invest “up to 20% of its net assets in securities the income on which is subject to federal income tax.” Please confirm supplementally the instruments in which the Fund may invest that will be included in this 20% bucket.

Response: The Registrant expects that the 20% bucket may include taxable municipal bonds.

6. Comment: Please consider breaking out each risk discussed in the “Risks” sub-section of the “Fund summary” section into its own paragraph or sub-paragraph or delineating each risk through the use of bold text.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the narrative risk disclosure provided in the sub-section “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

7. Comment: Please consider including a discussion of prepayment risk in the “Risks” subsection of the “Fund summary” section.

Response: The Registrant does not consider prepayment risk as a principal risk of the Fund and therefore respectfully declines to make this change.

8. Comment: The Commission Staff notes that the third sentence of the third paragraph under the “Risks” sub-section of the “Fund summary” section states that the Fund’s investments “may be focused in certain market segments.” Please supplementally confirm that, if the Fund concentrates its investments in any industry or sector, it will be disclosed in the section “What are the fund’s main investment strategies and related risks?”

Response: The Registrant confirms that the Fund does not concentrate its investments in any industry. The Registrant notes that the Fund may invest in bonds in any industry. While the Fund does not have a strategy to focus its investments in any particular industry, it may from time to time have a significant amount of its assets invested in stocks in a small number of industries or in segments of the tax-exempt debt market, including, as disclosed in the subsection “Focus of investments” in the What are the fund’s main investment strategies and related risks?” section of the prospectus, tobacco settlement bonds or revenue bonds for health care facilities, housing or airports. The Registrant does not believe that any further disclosure in this regard is warranted at this time.

9. Comment: In the sub-section “Portfolio managers” of the “Your fund’s management” section, please consider disclosing the month (in addition to the year) that the Fund’s portfolio managers assumed responsibility for managing the Fund’s investments.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for managing the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

10. Comment: Please supplementally confirm whether the reference to Putnam Investments Limited (“PIL”) as a sub-advisor to the Fund is appropriate in light of Instruction 1 to Item 5(a) of Form N-1A, which states that a Fund need not identify a sub-advisor whose sole responsibility with respect to the Fund is limited to day-to-day-management of the Fund’s holdings of cash and cash equivalents.

Response: The Registrant believes that it is appropriate to identify PIL as a sub-advisor to the Fund. Although, as is disclosed in the prospectus, PIL is not currently managing any assets of the Fund, PIL has entered into a contractual arrangement with respect to the management of Fund assets and may manage Fund assets in the future. PIL’s responsibility for the Fund under that arrangement is not limited to day-to-day management of the Fund’s holdings of cash and cash equivalents. As disclosed under the heading “The fund’s investment manager” in the “Who oversees and manages the fund?” section of the prospectus, PIL may manage any Fund assets as may be designated from time to time for its management by Putnam Management. Accordingly, the Registrant believes that that the reference to PIL is appropriate and consistent with the requirements of Item 5(a) of Form N-1A.

11. Comment: The Commission Staff notes that, as disclosed under the heading “Interfund Borrowing and Lending” in the Fund’s statement of additional information, the Fund “may not borrow from any source if its total outstanding borrowings immediately after the borrowing would exceed the limits imposed by Section 18 of the 1940 Act or the fund’s fundamental investment restrictions.” Please consider adding this disclosure under the heading “Tender option bonds” in the section “What are the fund’s main investment strategies and related risks?” in the Fund’s prospectus.

Response: The Registrant notes that the Fund’s borrowing practices and limitations are described in the “Investment Restrictions,” “Borrowing and Other Forms of Leverage,” and “Interfund Borrowing and Lending” sections of its statement of additional information and, therefore, declines to add additional disclosure under the heading “Tender option bonds” in the section “What are the fund’s main investment strategies and related risks?” in the Fund’s prospectus. The Registrant, however, has revised the disclosure under the “Borrowing and Other Forms of Leverage” section of the statement of additional information as follows (new language denoted by underlined text and deleted language denoted by ~~strikethrough~~ text):

The fund may borrow money to the extent permitted by its investment policies and restrictions and by Section 18 of the 1940 Act ~~applicable law~~. When the fund borrows money, it must pay interest and other fees, which will reduce the fund’s returns if such costs exceed the returns on the portfolio securities purchased or retained with such borrowings. In addition, if the fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.

12. Comment: The Commission Staff notes that, as disclosed under the heading “Derivatives,” the Fund may engage in a variety of transactions involving derivatives, although they do not represent a primary focus of the Fund. Please ensure that the disclosure under the heading

“Derivatives” is appropriately tailored for each type of derivative instrument that the Fund is expected to use as part of its investment strategies and the risks associated with the use of those instruments. If investments in derivatives represent a principal investment strategy of the Fund, please include appropriate disclosure in the Fund summary section. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC's Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The Registrant has reviewed the disclosure under the heading “Derivatives” in light of the Barry Miller Letter and believes that the disclosure appropriately reflects the types of derivative instruments that the Fund is expected to use as part of its investment strategies and the risks associated with the use of those instruments. Additionally, Putnam Management has determined that, although the Fund may use the derivative instruments identified in the disclosure, they are not expected to represent a primary focus of the Fund. Accordingly, the Registrant has determined not to add additional disclosure regarding the Fund’s use of derivatives.

13. Comment: The Commission Staff notes that disclosure on the risks associated with the COVID-19 pandemic and its effects has been added to the Fund’s statement of additional information, but not the Fund’s prospectus. Please consider whether the Fund’s disclosures, including risk disclosures relating to interest rates, credit, liquidity and illiquid investments and global markets, as applicable, should also be updated to reflect recent market events.

Response: The Registrant notes that the following disclosure on the risks associated with the COVID-19 pandemic is already included in the market risk disclosure under the heading “What are the fund’s main investment strategies and related risks?”: [Emphasis added]

Market risk. The value of investments in the fund’s portfolio may fall or fail to rise over extended periods of time for a variety of reasons, including general economic, political or financial market conditions; investor sentiment and market perceptions (including perceptions about monetary policy, interest rates or the risk of default); government actions (including protectionist measures, intervention in the financial markets or other regulation, and changes in fiscal, monetary or tax policies); geopolitical events or changes (including natural disasters, epidemics or pandemics, terrorism and war); and factors related to a specific issuer, geography, industry or sector. These and other factors may lead to increased volatility and reduced liquidity in the fund’s portfolio holdings. During those periods, the fund may experience high levels of shareholder redemptions, and may have to sell securities at times when it would otherwise not do so, and at unfavorable prices.

The Registrant has revised the disclosures relating to interest rate risk, credit risk and liquidity and illiquid investments under the heading “What are the fund’s main investment strategies and related risks?” section as follows (new language denoted by underlined text):

Interest rate risk. The values of bonds and other debt instruments usually rise and fall in response to changes in interest rates. Interest rates can change in response to the supply and demand for credit, government and/or central bank monetary policy and action, inflation rates, and other factors. Declining interest rates generally result in an increase in the value of existing debt instruments, and rising interest rates generally result in a decrease in the value of existing debt instruments. Changes in a debt instrument's value usually will not affect the amount of interest income paid to the fund, but will affect the value of the fund's shares. Interest rate risk is generally greater for investments with longer maturities, which may be subject to greater price fluctuations than shorter maturity securities.

Credit risk. Investors normally expect to be compensated in proportion to the risk they are assuming. Thus, debt of issuers with poor credit usually offers higher yields than debt of issuers with more secure credit. Higher-rated investments generally have lower credit risk.

We invest mainly in investment-grade debt investments. These are rated at least BBB or its equivalent at the time of purchase by a nationally recognized securities rating agency, or are unrated investments that we believe are of comparable quality. We will not necessarily sell an investment if its rating is reduced after we buy it.

We may also invest in investments that are below-investment-grade (sometimes referred to as "junk bonds"), which may be considered speculative. Investments rated below BBB or its equivalent are below-investment-grade (sometimes referred to as "junk bonds") and may be considered speculative. This rating reflects a greater possibility that the issuers may be unable to make timely payments of interest and principal and thus default. If default occurs, or is perceived as likely to occur, the values of those investments will usually be more volatile and are likely to fall. The value of a debt instrument may also be affected by changes in, or perceptions of, the financial condition of the issuer, borrower, counterparty, or other entity, or underlying collateral or assets, or changes in, or perceptions of, specific or general market, economic, industry, political, regulatory, geopolitical, environmental, public health, and other conditions. A default or expected default could also make it difficult for us to sell the investments at prices approximating the values we had previously placed on them.

Liquidity and illiquid investments. We may invest up to 15% of the fund’s assets in illiquid investments, which may be considered speculative and which may be difficult to sell. The sale of many of these investments is prohibited or limited by law or contract. Some investments may be difficult to value for purposes of determining the fund’s net asset value. Certain other investments may not have an active trading market due to adverse market, economic, industry, political, regulatory, geopolitical, environmental, public health, and other conditions, including investors trying to sell large quantities of a particular investment or type of investment, or lack of market makers or other buyers for a particular investment or type of investment. We may not be able to sell the fund’s investments when we consider it desirable to do so, or we may be able to sell them only at less than their value.

14. Comment: The Commission Staff notes that, in the sub-section “Portfolio managers” of the “Who oversees and manages the fund?” section, it states that the portfolio managers are

“primarily responsible” for the day-to-day management of the Fund’s portfolio. Please edit this disclosure to state that the portfolio managers are “jointly and primarily responsible” for the management of the Fund’s portfolio, if accurate.

Response: The Registrant has made the requested change.

Part C

15. Comment: For each item listed in Item 28 that is incorporated by reference to a previous filing, please include the filing number for the previous filing.

Response: The Registrant notes that, for each item listed in Item 28 that is incorporated by reference to a previous filing, both the filing number under the Securities Act and the date of that filing are provided. The Registrant believes that the presentation in Item 28 complies with General Instruction D to Form N-1A, the instructions to Item 28 of Form N-1A, and the various rules referenced therein.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Lisa Henry, Esq., Ropes & Gray LLP
Peter T. Fariel, Esq., Putnam Investments

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